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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-8B-2



                    REGISTRATION STATEMENT OF UNIT INVESTMENT
                           TRUSTS WHICH ARE CURRENTLY
                               ISSUING SECURITIES

                             Dated September 11, 2001



                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940



                   MODERN WOODMEN OF AMERICA VARIABLE ACCOUNT
                         (Name of Unit Investment Trust)

                                 1701 1st Avenue
                           ROCK ISLAND, ILLINOIS 61201
                   (Address of Principal Office of Registrant)

                  Issuer of periodic payment plan certificates
                only for purposes of information provided herein

                               Page 1 of 54 Pages


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                                       I.

                      ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

               Modern Woodmen of America Variable Account (the "Variable Account"). The Variable Account has no Internal Revenue Service Employer Identification Number.

     (b) Furnish title of each class or series of securities issued by the trust.

               Flexible Premium Variable Life Insurance Certificate ("VUL").

2. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

          Modern Woodmen of America (the "Society")
          1701 1st Avenue
          Rock Island, Illinois 61201

          Internal Revenue Service Employer
          Identification Number: 36-1493430

3. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

          The Society will hold in its own custody all of the securities.

4. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

          The principal underwriter for distribution of the VUL certificates is:

          MWA Financial Services, Inc. ("MWAFS")
          1701  1st Avenue
          Rock Island, Illinois  61201

          Internal Revenue Service Employer
          Identification Number:  36-4420471


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5.   Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

          Illinois.

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

               The Variable Account was established under the laws of the State of Illinois pursuant to resolutions adopted by the Board of Directors of the Society on March 30, 2001. The Variable Account will continue in existence until the Board of Directors of the Society directs that it be terminated. The Certificate will be issued pursuant to the resolution.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

               Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930.

          The Variable Account has never been known by any other name.

8.   State the date on which the fiscal year of the trust ends.

          December 31.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

          There are no pending administrative proceedings commenced by, or known to be contemplated by, a governmental authority and no pending legal proceedings,


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          material with respect to prospective purchasers of the Certificates, to which the Variable Account, the Society or MWAFS is a party or to which the assets of the Variable Account are subject.

                                       II.

                        GENERAL DESCRIPTION OF THE TRUST
                           AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a)  Whether the securities are of the registered or bearer type.

               The Certificates are of the registered type insofar as each Certificate is personal to the owner of a Certificate ("Certificate Holder") and the records concerning the Certificate Holder are maintained by or on behalf of the Society. The Variable Account concurrently has filed a separate registration statement on Form S-6 registering the Certificate with the Securities and Exchange Commission. Capitalized terms used in this Form N-8B-2 have the same meaning as in the Form S-6 registration statement.

     (b)  Whether the securities are of the cumulative or distributive type.

               Each Certificate is of the distributive type, providing for distribution of the Society's divisible surplus as determined annually by the Board of Directors. Any share of such surplus will be payable as a dividend. Unless otherwise requested, dividends will be paid in cash. The Society does not expect that any dividends will be declared on the Certificates.

     (c) The rights of security holders with respect to withdrawal or redemption.

               The Certificate Holder may cancel the Certificate by delivering or mailing written notice to the Society at its Administrative Center, and returning the Certificate to the Society at its Administrative Center before midnight of the thirtieth day after the Certificate Holder receives the Certificate. Notice given by mail or facsimile and return of the Certificate by mail are effective on being postmarked, properly addressed and postage prepaid.


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               The Society will refund, within seven days after receipt of the returned Certificate at its Administrative Center, the greater of premiums paid or the Certificate's Accumulated Value plus an amount equal to any charges that have been deducted from premiums, Accumulated Value and the Variable Account.

               At any time prior to the Maturity Date while the Certificate is in force, a Certificate Holder may surrender the Certificate or make a partial withdrawal by sending a written request to the Society at its Administrative Center. A partial withdrawal fee equal to the lesser of $25 or 2% of the amount partially withdrawn will apply. A surrender charge will apply to any surrender during the first fifteen Certificate Years, as well as during the first fifteen years following an increase in Specified Amount.

               The amount payable upon surrender of the Certificate is the Net Surrender Value at the end of the Valuation Period during which the request is received. This amount may be paid in a lump sum or under one of the settlement options specified in the Certificate as requested by the Certificate Holder. Upon surrender, all insurance in force will terminate. The Certificate Holder cannot reinstate the Certificate.

               A Certificate Holder may obtain a portion of the Certificate's Net Surrender Value. A partial withdrawal must be at least $500 and cannot exceed the lesser of (1) the Net Surrender Value less $500 or (2) 90% of the Net Surrender Value. A partial withdrawal fee equal to the lesser of $25 and 2% of the amount withdrawn will be deducted from the Accumulated Value upon each partial withdrawal. The Certificate Holder may request that the proceeds of a partial withdrawal be paid in a lump sum or under one of the settlement options specified in the Certificate.

               A partial withdrawal will be allocated among the Subaccounts and the Declared Interest Option in accordance with the written instructions of the Certificate Holder. If no such instructions are received with the request for partial withdrawal, the partial withdrawal will be allocated among the Subaccounts and the Declared Interest Option in the same proportion that the Accumulated Value in each of the Subaccounts and the Accumulated Value in the Declared Interest Option, reduced by any outstanding Certificate Debt, bears to the total Accumulated Value reduced by any outstanding Certificate Debt on the date the request is received at the Administrative Center.

               Partial withdrawals will affect both the Certificate's Accumulated Value and the death proceeds payable under the Certificate. The Certificate's Accumulated Value will be reduced by the amount of the partial


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               withdrawal. If the death benefit payable under either death benefit option both before and after the partial withdrawal is equal to the Accumulated Value multiplied by the specified amount factor set forth in the Certificate, a partial withdrawal will result in a reduction in death proceeds equal to the amount of the partial withdrawal, multiplied by the specified amount factor then in effect. If the death benefit is not affected by the specified amount factor, the reduction in death proceeds will be equal to the partial withdrawal.

               Partial withdrawals will reduce the Certificate's Specified Amount by the amount of Accumulated Value withdrawn if Type 1 is in effect at the time of the withdrawal. If Type 2 is in effect at the time of the withdrawal, there will be no effect on Specified Amount. The Specified Amount remaining in force after a partial withdrawal may not be less than the minimum Specified Amount for the Certificate in effect on the date of the partial withdrawal, as published by the Society. As a result, the Society will not process any partial withdrawal that would reduce the Specified Amount below this minimum. If increases in the Specified Amount previously have occurred, a partial withdrawal will first reduce the Specified Amount of the most recent increase, then the next most recent increases successively, then the coverage under the original application. Thus, a partial withdrawal may affect the amount of the cost of insurance charge.

               Payment of amounts in connection with a surrender or partial withdrawal ordinarily will be mailed to the Certificate Holder within seven (7) days after the Society receives a signed request for withdrawal at its Administrative Center. Payment may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("Commission"); (ii) the Commission by order permits postponement for the protection of Certificate Holders; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account. In addition, requests for withdrawal of Accumulated Value derived from any amount paid by check or draft may be postponed until such time as the Society is satisfied that the check or draft has cleared the bank upon which it was drawn.

     (d) The rights of security holders with respect to conversion, transfer, partial redemption and similar matters.


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               A Certificate Holder may, at any time prior to the Maturity Date while the Certificate is in force, convert the Certificate to a flexible premium fixed-benefit life insurance certificate in a VUL by requesting that all of the Accumulated Value in the Variable Account be transferred to the Declared Interest Option. The Certificate Holder may exercise this special transfer privilege once each Certificate Year. Once a Certificate Holder exercises the special transfer privilege, all future premium payments will automatically be credited to the Declared Interest Option, until such time as the Certificate Holder requests a change in allocation. No charge will be imposed for any transfers resulting from the exercise of the special transfer privilege.

               Certificate Holders may transfer amounts among the Subaccounts of the Variable Account an unlimited number of times in a Certificate Year. Amounts may be transferred between the Variable Account and the Declared Interest Option only once in a Certificate Year. Transfers are made by written request to the Administrative Center or, if the Certificate Holder has elected the Telephone Transfer Authorization on the supplemental application by calling the Administrative Center toll-free at
               (877) 249-3692. The amount of the transfer must be at least $100; or the total Accumulated Value in the Subaccount or in the Declared Interest Option (reduced, in the case of the Declared Interest Option, by any outstanding Certificate Debt) if less than $100. The Society may, at its discretion, waive the $100 minimum requirement. The transfer will be effective as of the end of the Valuation Period during which the request is received at the Administrative Center.

               The first transfer in each Certificate Year will be made without charge; each time amounts are subsequently transferred in that Certificate Year, a transfer charge of $25 may be assessed. The transfer charge, unless paid in cash, will be deducted on a pro-rata basis from the Declared Interest Option and/or Subaccounts to which the transfer is made. Once a Certificate is issued, the amount of the transfer charge is guaranteed for the life of the Certificate.

               For purposes of these limitations and charges, all transfers effected on the same day will be considered a single transfer.

               The Certificate Holder may obtain Certificate Loans, as described in Item 21.

               The Certificate Holder may make surrenders and partial withdrawals, as described in Item 10(c).


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     (e)  If the trust is the issuer of periodic payment plan policies, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

               The Certificate will lapse if, on a Monthly Deduction Day, the Net Accumulated Value during the first three Certificate Years, or Net Surrender Value after three Certificate Years, is insufficient to cover the monthly deduction due and a Grace Period expires without a sufficient payment. However, the Certificate will not lapse if the optional Death Benefit Guarantee Rider is in effect and sufficient premiums have been paid to meet the cumulative death benefit guarantee monthly premium requirement on each Monthly Deduction Day. The Society allows a 61-day Grace Period for payment of a premium that, when reduced by the premium expense charge, will be at least equal to three times the monthly deduction due on such Monthly Deduction Day. The Grace Period will begin on the date the Society mails notice of the insufficiency to the Certificate Holder. Failure to make a sufficient payment by the end of the Grace Period will cause the Certificate to lapse and terminate without value.

               Insurance coverage continues during the Grace Period, but the Certificate will be deemed to have no Net Surrender Value for purposes of Certificate Loans and surrenders during such Grace Period.

               If the Insured dies during the Grace Period, the death proceeds payable during the Grace Period will equal the amount of the death proceeds payable immediately prior to the commencement of the Grace Period, reduced by any due and unpaid monthly deductions.

               Prior to the Maturity Date, a lapsed Certificate may be reinstated at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium. Reinstatement is effected by submitting the following items to the Society: (i) a written application for reinstatement signed by the Certificate Holder and the Insured; (ii) evidence of insurability satisfactory to the Society; (iii) a premium that, after the deduction of the premium expense charge, is at least sufficient to keep the Certificate in force for three months; and (iv) an amount equal to the monthly cost of insurance for the two Certificate Months prior to lapse. (State law may limit the premium to be paid on reinstatement to an amount less than that described.)


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               To the extent that the first year monthly administrative charge was not deducted for a total of twelve Certificate Months prior to lapse, such charge will continue to be deducted following reinstatement of the Certificate until such charge has been assessed, both before and after the lapse, for a total of twelve Certificate Months. The Society will not reinstate a Certificate surrendered for its Net Surrender Value.

               The effective date of the reinstated Certificate will be the Monthly Deduction Day coinciding with or next following the date the Society approves the application for reinstatement.

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

               To the extent required by law, the Society will vote the Fund shares held in the Variable Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and, as a result, the Society determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

               The number of votes which a Certificate Holder has the right to instruct will be calculated separately for each Subaccount and is determined by dividing the Certificate's Accumulated Value in a Subaccount by the net asset value per share of the corresponding Investment Option in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Investment Option which the Certificate Holder has the right to instruct will be determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at such meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by each Fund. Each person having a voting interest in a Subaccount will receive proxy material, reports and other materials relating to the appropriate Investment Option.

               The Society will vote Fund shares attributable to the Certificates as to which no timely instructions are received (as well as any Fund shares held in the Variable Account which are not attributable to the Certificates) in proportion to the voting instructions which are received with respect to all Certificates participating in each Investment Option. Voting instructions


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               to abstain on any item to be voted upon will be applied on a pro-rata basis to reduce the votes eligible to be cast on a matter.

               Fund shares may also be held by separate accounts of other insurers. The Society expects that those shares will be voted in accordance with instructions of the owners of insurance policies and contracts issued by those other insurers. Voting instructions given by owners of other insurance policies will dilute the effect of voting instructions of Certificate Holders.

               The Society may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of an Investment Option or to approve or disapprove an investment advisory contract for an Investment Option. In addition, the Society itself may disregard voting instructions in favor of changes initiated by a Certificate Holder in the investment policy or the investment adviser of an Investment Option if the Society reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Society determined that the change would have an adverse effect on the General Account in that the proposed investment policy for an Investment Option may result in overly speculative or unsound investments. In the event the Society does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Certificate Holders.

     (g)  Whether security holders must be given notice of any change in:

          (1)  the composition of the assets of the trust.

               The Society reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares of the Investment Options that are held by the Variable Account or that the Variable Account may purchase. If the shares of an Investment Option are no longer available for investment or if, in its judgement, further investment in any Investment Option should become inappropriate in view of the purposes of the Variable Account, the Society reserves the right to dispose of the shares of any Investment Option of a Fund and to substitute shares of another Investment Option. The Society may substitute shares of funds with fees and expenses that are different from the Funds. The Society will not substitute any shares attributable to a Certificate Holder's interest in the Variable Account without notice to and


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               prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940 or other applicable law.

               The Society also reserves the right to establish additional subaccounts of the Variable Account, each of which would invest in shares of a new Investment Option with a specified investment objective. The availability of any new Investment Option may be limited to certain classes of purchasers. New subaccounts may be established when, in the sole discretion of the Society, marketing, tax or investment conditions warrant, and any new subaccounts may be made available to existing Certificate Holders on a basis to be determined by the Society. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more Subaccounts may be transferred to any other Subaccount(s), or one or more Subaccounts may be eliminated or combined with any other Subaccount(s) if, in the sole discretion of the Society, marketing, tax, or investment conditions warrant.

               In the event of any such substitution or change, the Society may, by appropriate endorsement, make such changes in these and other certificates as may be necessary or appropriate to reflect such substitution or change. If deemed by the Society to be in the best interests of persons having voting rights under the Certificates, the Variable Account may be operated as a management company under the Investment Company Act of 1940, may be deregistered under that Act in the event such registration is no longer required, or, subject to obtaining any approvals or consents required by applicable law, may be combined with other Society separate accounts. To the extent permitted by applicable law, the Society may also transfer the assets of the Variable Account associated with the Certificates to another separate account. In addition, the Society may, when permitted by law, restrict or eliminate any voting rights of Certificate Holders or other persons who have voting rights as to the Variable Account.

          (2)  the terms and conditions of the securities issued by the trust.

               No changes in the terms and conditions of a Certificate that affect the Certificate Holder's rights will be made without notice to the Certificate Holder to the extent required by law.

          (3)  the provisions of any indenture or agreement of the trust.

               No notice to or consent from Certificate Holders is required for any change in the Society's resolution establishing the Variable Account.

          (4)  the identity of the depositor, trustee or custodian.


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               No notice to or consent from Certificate Holders is required.

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1)  the composition of the assets of the trust.

               Consent of Certificate Holders is not required when changing the underlying securities of the Variable Account. However, to change such securities, approval of the Commission may be required by
               Section 26(b) of the 1940 Act.

          (2)  the terms and conditions of the securities issued by the trust.

               Except as appropriate to comply with federal or state law or regulation, no change in the terms and conditions of a Certificate can be made without consent of the Certificate Holder.

          (3)  the provisions of any indenture or agreement of the trust.

               No consent is required.

          (4)  the identity of the depositor, trustee or custodian.

               No consent is required.

     (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

          (1) PREMIUM PAYMENTS. Before it will issue a Certificate, the Society may require the Certificate Holder to pay an initial premium that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first Certificate Month.

               Each Certificate Holder will determine a planned periodic premium schedule that provides for the payment of a level premium over a specified period of time on a quarterly, semi-annual or annual basis. The Society may, at its discretion, permit planned periodic premium payments to be made on a monthly basis. Periodic reminder notices ordinarily will be sent to the Certificate Holder for each planned periodic premium. Depending on the duration of the planned periodic premium schedule, the timing of planned payments could affect the tax status of the Certificate.


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               The Certificate Holder is not required to pay premiums in
               accordance with the planned periodic premium schedule. Furthermore, the Certificate Holder has considerable flexibility to alter the amount, frequency and the time period over which planned periodic premiums are paid; however, no planned periodic payment may be less than $100 without the Society's consent.

               A Certificate Holder may make unscheduled premium payments at any time prior to the Maturity Date, subject to the minimum and maximum premium limitations. Each unscheduled premium payment must be at least $100; however, the Society may, in its discretion, waive this minimum requirement. The Society reserves the right to limit the number and amount of unscheduled premium payments.

               In no event may the total of all premiums paid, both planned periodic and unscheduled, exceed the applicable maximum premium limitation imposed by federal tax laws. Because the maximum premium limitation is in part dependent upon the Specified Amount for each Certificate, changes in the Specified Amount may affect this limitation. If at any time a premium is paid which would result in total premiums exceeding the applicable maximum premium limitation, the Society will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the applicable maximum premium limitation.

               Payments made by the Certificate Holder will be treated first as payment of any outstanding Certificate Debt unless the Certificate Holder indicates that the payment should be treated otherwise. Where no indication is made, any portion of a payment that exceeds the amount of any outstanding Certificate Debt will be treated as a premium payment.

               The Net Premium is the amount available for investment. The Net Premium equals the premium paid less the premium expense charge.

               In the application for a Certificate, the Certificate Holder can allocate Net Premiums or portions thereof to the Subaccounts of the Variable Account, the Declared Interest Option, or both. Net Premiums will first be allocated to the Declared Interest Option if they are received either before the date the Society obtains a signed notice from the Certificate Holder that the Certificate has been received, or before the end of 25 days after the date the Society sends the Certificate to the Certificate Holder. Upon the earlier of (i) the date the Society obtains a signed notice from the Certificate Holder that the Certificate has been received, or (ii) 25


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               days after the Issue Date, the Accumulated Value in the Declared
               Interest Option automatically will be allocated, without charge, among the Subaccounts and the Declared Interest Option in accordance with the Certificate Holder's allocation instructions. Net Premiums received on or after (i) or (ii) above are allocated in accordance with the instructions of the Certificate Holder, to the Variable Account, the Declared Interest Option, or both. The Certificate Holder does not waive his cancellation privilege by sending the signed notice of receipt and acceptance of the Certificate to the Society.

               The minimum percentage of each premium that may be allocated to any Subaccount of the Variable Account or to the Declared Interest Option is 10%; no fractional percentages will be permitted. The allocation for future Net Premiums may be changed, without charge, at any time while the Certificate is in force by providing the Society with written notice on a form acceptable to the Society signed by the Certificate Holder. The change will take effect on the date the written notice is received at the Administrative Center and will have no effect on prior cash values.

          (2) DEATH PROCEEDS. So long as the Certificate remains in force, the Certificate provides for the payment of death proceeds upon the death of the Insured. Proceeds will be paid to one or more principal Beneficiaries or contingent Beneficiaries. One or more principal Beneficiaries or contingent Beneficiaries may be named. If no Beneficiary survives the Insured, the death proceeds will be paid according to Section 21 of the Society's By-Laws. Death proceeds may be paid in a lump sum or under a settlement option. To determine the death proceeds, the death benefit will be reduced by any outstanding Certificate Debt and increased by any unearned loan interest and any premiums paid after the date of death. Proceeds will ordinarily be mailed to the Certificate Holder within seven days after receipt by the Society of Due Proof of Death. Payment may, however, be postponed under certain circumstances. The Society pays interest on those proceeds, at an annual rate no less than 3%, or any rate required by law, from the date of death to the date payment is made.

               Certificate Holders designate in the initial application one of two death benefit options offered under the Certificate. The amount of the death benefit payable under a Certificate will depend upon the option in effect at the time of the Insured's death. Under Type 1, the death benefit will be equal to the greater of (i) the current Specified Amount, or (ii) the Accumulated Value (determined as of the end of the Business Day


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               coinciding with or immediately following the date of death)
               multiplied by the specified amount factor for the Insured's Attained Age.

               Under Type 2, the death benefit will be equal to the greater of
               (i) the sum of the current Specified Amount and the Accumulated Value, or (ii) the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age. Accumulated Value will be determined as of the end of the Business Day coinciding with or immediately following the date of death. The specified amount factor is 2.50 for an Insured Attained Age 40 or below on the date of death. For Insureds with an Attained Age over 40 on the date of death, the factor declines with age as shown in the specified amount factor table in the Certificate.

               The death benefit option in effect may be changed at any time by sending the Society a written request. The effective date of such a change will be the Monthly Deduction Day coinciding with or immediately following the date the change is approved by the Society.

               If the benefit option is changed from Type 1 to Type 2, the current Specified Amount will be reduced by an amount equal to the Accumulated Value on the effective date of the change. If the death benefit option is changed from Type 2 to Type 1, the current Specified Amount does not change. A change in the death benefit option may not be made if it would result in a Specified Amount which is less than the minimum Specified Amount in effect on the effective date of the change, or if after the change, the Certificate would no longer qualify as life insurance under federal tax law. No charges will be imposed upon a change in death benefit option; however, a change in death benefit option will affect the cost of insurance charges.

               After a Certificate has been in force for one Certificate Year, a Certificate Holder may adjust the existing insurance coverage by increasing or decreasing the Specified Amount. To make a change, the Certificate Holder must send a written request to the Society at its Administrative Center. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which will affect a Certificate Holder's cost of insurance charge. If decreases in the Specified Amount cause the premiums paid to exceed the maximum premium limitations required by federal tax law, the decrease will be limited to the extent necessary to meet these requirements.

               Any decrease in the Specified Amount will become effective on the Monthly Deduction Day coinciding with or immediately following the date the request is approved by the Society. The decrease will first reduce the Specified Amount provided by the most recent increase, then the next most recent increases successively, then the Specified Amount under the original application. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Certificate in effect on the date of the decrease. A Specified Amount decrease will not reduce the surrender charge.

               To apply for an increase, evidence of insurability satisfactory to the Society must be provided. Any approved increase will become effective on the Monthly Deduction Day coinciding with or immediately following the date the request is approved by the Society. An increase will not become effective, however, if the Certificate's Accumulated Value on the effective date would not be sufficient to cover the deduction for the increased cost of the insurance for the next Certificate Month. A Specified Amount increase is subject to its own surrender charge.

          (3) BENEFITS AT MATURITY. The Maturity Date is Attained Age 115. If the Insured is alive and the Certificate is in force on the Maturity Date, the Society will pay to the Certificate Holder the Certificate's Accumulated Value as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Certificate Debt. Benefits at maturity may be paid in a lump sum or under a settlement option.

          (4) CALCULATION OF ACCUMULATED VALUE. The Certificate provides for the accumulation of Accumulated Value. Accumulated Value will be determined on each Business Day. A Certificate's Accumulated Value will reflect a number of factors including premiums paid, partial withdrawals, Certificate Loans, charges assessed in connection with the Certificate, the interest earned on the Accumulated Value in the Declared Interest Option, and the investment performance of the Subaccounts of the Variable Account to which the Accumulated Value is allocated. There is no guaranteed minimum Accumulated Value. The Accumulated Value of the Certificate is equal to (1) the sum of the Accumulated Values in each Subaccount of the Variable Account, plus (2) the Accumulated Value in the Declared Interest Option, including amounts transferred to the Declared Interest Option to secure outstanding Certificate Debt.

               As of the Certificate Date, the Certificate's Accumulated Value will equal the initial Net Premium less the monthly deduction made on the Certificate Date.

               On the Business Day coinciding with or immediately following the date the Society receives notice that the Certificate has been received, but no later than 25 days after the date the Society sends the Certificate to the Certificate Holder, the Accumulated Value, all of which is in the Declared Interest Option, will be transferred automatically to the Subaccounts and the Declared Interest Option in accordance with the Certificate Holder's percentage allocation instructions. At the end of each Valuation Period thereafter, the Accumulated Value in a Subaccount will equal (i) plus (ii) plus (iii) minus (iv) minus (v) minus (vi) where: (i) is the total Subaccount units represented by the Accumulated Value at the end of the preceding Valuation Period, multiplied by the Subaccount's Unit Value for the current Valuation Period; (ii) is any Net Premiums received during the current Valuation Period which are allocated to the Subaccount;
               (iii) is all Accumulated Values transferred to the Subaccount from the Declared Interest Option or from another Subaccount during the current Valuation Period; (iv) is all Accumulated Values transferred from the Subaccount to another Subaccount or to the Declared Interest Option during the current Valuation Period, including amounts transferred to the Declared Interest Option to secure Certificate Debt; (v) is all partial withdrawals from the Subaccount during the current Valuation Period; and (vi) is the portion of any monthly deduction charged to the Subaccount during the current Valuation Period to cover the Certificate Month following the Monthly Deduction Day.

               The Certificate's total Accumulated Value in the Variable Account equals the sum of the Certificate's Accumulated Value in each Subaccount.

               Each Subaccount has a Unit Value. When Net Premiums are allocated to, or other amounts are transferred into, a Subaccount, a number of units are purchased based on the Unit Value of the Subaccount as of the end of the Valuation Period during which the transfer is made. Likewise, when amounts are transferred out of a Subaccount, units are redeemed in a similar manner. On any day, a Certificate's Accumulated Value in a Subaccount is equal to the number of units held in such Subaccount, multiplied by the Unit Value of such Subaccount on that date.

               For each Subaccount, the Society initially set the Unit Value at $10 when the Subaccount first purchased shares of the designated Investment Option. The Unit Value for each subsequent Valuation Period is calculated by dividing (a) by (b) where

               (a) is (1) the value of the net assets of the Subaccount at the end of the preceding Valuation Period, plus (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the Unit Value is being determined, minus (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period, minus (4) any amount charged against the Subaccount for taxes, or any amount set aside during the Valuation Period by the Society as a provision for taxes attributable to the operation or maintenance of that Subaccount, minus (5) a charge no greater than .0028618% of the average daily net assets of the Subaccount for each day in the Valuation Period. This corresponds to an annual rate of 1.05% of the average daily net assets of the Subaccount for mortality and expense risks incurred in connection with the Certificates; and

               (b) is the number of units outstanding at the end of the preceding Valuation Period.

               The Unit Value for a Valuation Period applies for each day in the period. The assets in the Variable Account will be valued at their fair market value in accordance with accepted accounting practices and applicable laws and regulations.

          (5) BUSINESS DAY AND VALUATION PERIOD. A Business Day is each day that the New York Stock Exchange is open for trading, except any period when the Commission determines that an emergency exists which makes it impracticable for a Fund to dispose of its securities or to fairly determine the value if its net assets or such other periods as the Commission may permit for the protection of security holders of a Fund. A Valuation Period is the period between the close of business (3:00 p.m. central time) on a Business Day and the close of business on the next Business Day.

          (6)  LOAN PROVISIONS. See Item 21.

          (7) PAYMENT OF BENEFITS. The Society will usually mail proceeds of complete surrenders, partial withdrawals and Certificate Loans within seven days after the Certificate Holder's signed request is received at the Administrative Center. The Society will usually mail death proceeds within seven days after receipt of Due Proof of Death, and maturity benefits within seven days of the Maturity Date. However, payment of any amount upon complete surrender, partial withdrawal, payment of any Certificate Loan, and payment of death proceeds or benefits at maturity may be postponed whenever: (a) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; (b) the Commission by order permits postponement for the protection of Certificate Holders; or (c) an emergency exists, as determined by the Commission, as a result of which disposal of the securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account.

               Payments under the Certificate which are derived from any amount paid to the Society by check or draft may be postponed until such time as the Society is satisfied that the check or draft has cleared the bank upon which it is drawn.

          (8) SETTLEMENT OPTIONS. Death proceeds and Accumulated Value paid at maturity, or upon surrender or partial withdrawal of a Certificate, may be paid in whole or in part under a settlement option. There are currently five settlement options available. Payments may also be made under any new settlement option available at the time proceeds become payable. In addition, proceeds may be paid in any other manner acceptable to the Society.

               An option may be designated in the application or by notifying the Society in writing at its Administrative Center. During the lifetime of the Insured, the Certificate Holder may select a settlement option; in addition, during that time the Certificate Holder may change a previously selected option by sending written notice to the Society requesting the cancellation of the prior option and the designation of a new option. If the Certificate Holder has not chosen an option prior to the Insured's death, the Beneficiary may choose an option. The Beneficiary may change a settlement option by sending a written request to the Society, provided that a prior option chosen by the Certificate Holder is not in effect.

               If no option is chosen, the Society will pay the proceeds of the Certificate in one sum. The Society will also pay the proceeds in one sum if (i) the proceeds are less than $5,000; (ii) periodic payments would be less than $50; or (iii) the payee is an assignee, estate, trustee, partnership, corporation, or association.

               Amounts paid under a settlement option are paid pursuant to a supplemental contract. Proceeds applied under a settlement option earn interest at a rate guaranteed to be no less than 3% compounded yearly. The Society may be crediting higher interest rates on the effective date of the supplemental contract, but is not obligated to declare that such additional interest be applied to such funds.

               If a payee dies, any remaining payments will be paid to a secondary payee. At the death of the last payee, the commuted value of any remaining guaranteed payments will be paid to the last payee's estate. A payee may not withdraw funds under a settlement option unless the Society has agreed to such withdrawal in the supplemental contract. The Society reserves the right to defer a withdrawal for up to six months and to refuse to allow partial withdrawals of less than $200.

               Payments under Options 2, 3, 4 or 5 will begin as of the first of the month following settlement. Payments under Option 1 will begin at the end of the first interest period after the date proceeds are otherwise payable.

               The options currently available are:

                    Option 1 -- Deposit at Interest. Periodic payments of interest earned from the proceeds will be paid. Payments can be annual, semi-annual, quarterly or monthly, as-selected by the payee, and will begin at the end of the first period chosen. Proceeds left under this plan will earn interest at a rate determined by the Society, in no event less than 3% compounded yearly. The payee may withdraw all or part of the proceeds at any time.

                    Option 2 -- Income for a Fixed Period. Equal monthly payments will be made for a fixed period not longer than 30 years. Guaranteed amounts payable under the plan will earn interest at a rate determined by the Society, in no event less than 3% compounded yearly.

                    Option 3 -- Life Income with Guaranteed Period. Monthly payments will be made for a guaranteed minimum period elected. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10 or 20 years or the period required for the total payments to equal the proceeds applied. Guaranteed amounts payable under this plan will earn interest at a rate determined by the Society, in no event less than 3% compounded yearly.

                    Option 4 -- Income of a Fixed Amount. Equal periodic payments of a definite amount will be paid. Payments can be annual, semi-annual, quarterly or monthly. The amount paid each year must total no less than 5% of the original proceeds placed with the Society. Payments will continue until the proceeds, including interest at the guaranteed rate of 3% per year, are exhausted.

                    Option 5 -- Joint and Survivor Life Income. Equal monthly payments will be made for as long as the two payees live. The guaranteed amount payable under this plan will earn interest at a minimum rate of 3% compounded yearly. When one payee dies, payments of two-thirds of the original monthly payment will be made to the surviving payee. Payments will stop when the surviving payee dies.

          (9) ADDITIONAL INSURANCE BENEFITS. Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Certificate by rider: (i) Cost of Living Increase;
               (ii) Waiver of Charges; (iii) Death Benefit Guarantee; (iv) Guaranteed Insurability Option; and (v) Accelerated Benefits. The cost of any additional insurance benefits will be deducted as part of the monthly deduction.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

          The Variable Account invests in shares of the Investment Options. Information on the Investment Options can be found in the prospectus.

          The investment objectives and policies of each Investment Option, including a description of risks and other information, may be found in the prospectus for each Investment Option. There is no assurance that any Investment Option will achieve its stated objectives.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a)  Name of company.
     (b)  Name and principal business address of depositor.
     (c)  Name and principal business address of trustee or custodian.
     (d)  Name and principal business address of principal underwriter.
     (e) The period during which the securities of such company have been the underlying securities.

     The name, address, custodian, and principal underwriter for each Investment Option, where applicable, may be found in the prospectus for each Investment Option.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

               (A)  the nature of such load, fee, expense or charge;
               (B)  the amount thereof;
               (C) the name of the person to whom such amounts are paid and his relationship to the trust;
               (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

          (1)  PRINCIPAL PAYMENTS.

               PREMIUM EXPENSE CHARGE. The Net Premium equals the premium paid less a premium expense charge. The current premium expense charge is 7% of each premium up to the Target Premium and 2% of each premium over the Target Premium. The premium expense charge will never exceed 7% of any premium. The premium expense charge is used to compensate the Society for expenses incurred in connection with the distribution of the Certificates, including agent sales commissions, the cost of printing prospectuses, and sales literature and advertising costs.

          (2)  UNDERLYING SECURITIES.

               The investment advisory fee and other expenses applicable to each Investment Option is described in the prospectus for each Investment Option.

          (3)  DISTRIBUTIONS.

               No load, fee, expense or charge is assessed in connection with distributions.

          (4)  CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME.

               All income and other distributions earned by the Variable Account are reinvested, without charge, at net asset value in shares of the Portfolio making the distribution.

          (5)  REDEEMED OR LIQUIDATED ASSETS.

               Upon partial withdrawal of a Certificate, a charge equal to the lesser of $25 or 2% of the amount withdrawn will be assessed to compensate the

               Society for costs incurred in accomplishing the withdrawal. If not paid in cash, the partial withdrawal fee will be deducted from Accumulated Value.

               Upon complete surrender of a Certificate, a surrender charge will apply during the first fifteen Certificate years, as well as during the first fifteen years following an increase in Specified Amount.

     (b) For each installment payment type of periodic payment plan policy of the trust, furnish information with respect to sales load and other deductions from principal payments.

               See answer to Item 13(a) for a description of the deductions for sales load and other deductions from payments.

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load; and identify each class of individuals or transactions to which such plans apply.

               The amount of sales load as a percentage of premiums paid is contained in Item 13(a).

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

               Not applicable.

     (e) Furnish a brief description of any loads, fees, expenses, or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

          (1)  MONTHLY DEDUCTION.

               Charges will be deducted monthly from the Accumulated Value of each Certificate ("monthly deduction") to compensate the Society for the cost of insurance coverage and any additional benefits added by rider, for underwriting and start-up expenses in connection with issuing a Certificate, and for certain administrative costs. The monthly deduction will be deducted on the Certificate Date and on each Monthly Deduction Day. It will be deducted from the Declared Interest Option and each Subaccount of the Variable Account in the same proportion that the Certificate's Net Accumulated Value in the Declared Interest Option and the Certificate's Accumulated
               Value in each Subaccount bear to the total Net Accumulated Value of the Certificate. For purposes of making deductions from the Declared Interest Option and the Subaccounts, Accumulated Values will be determined as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself will vary in amount from month to month.

               The monthly deduction will be made on the Business Day coinciding with or immediately following each Monthly Deduction Day and will equal: (a) the cost of insurance for the Certificate; plus (b) the cost of any optional insurance benefits added by rider; plus
               (c) the monthly certificate expense charge.

               During the first 12 Certificate Months and during the 12 Certificate Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge. During the first 12 Certificate Months the monthly deduction due includes a first year monthly expense charge.

               COST OF INSURANCE. This charge is designed to compensate the Society for the anticipated cost of paying death proceeds to Beneficiaries of those Insureds who die prior to the Maturity Date. The cost of insurance is determined on a monthly basis, and is determined separately for the initial Specified Amount and for any subsequent increases in Specified Amount. The Society will determine the monthly cost of insurance charge by dividing the applicable cost of insurance rate or rates by 1,000 and multiplying the result by the net amount at risk for each Certificate Month.

               NET AMOUNT AT RISK. The net amount at risk for a Certificate Month is equal to (a) divided by (b) minus (c) where: (a) is the death benefit; (b) is 1.0032737; and (c) is the Accumulated Value.

               The death benefit and the Accumulated Value will be determined as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day.

               The net amount at risk is determined separately for the initial Specified Amount and any increases in Specified Amount. In determining the net amount at risk for each Specified Amount, the Accumulated Value will be first considered a part of the initial Specified Amount. If the Accumulated Value exceeds the initial Specified Amount, it will be considered to be a part of any increase in the Specified Amount in the same order as the increases occurred.

               COST OF INSURANCE RATE. The cost of insurance rate for the initial Specified Amount will be based on the Insured's sex, premium class and Attained Age. For any increase in Specified Amount, the cost of insurance rate will be based on the Insured's premium class on the effective date of the increase, sex and Attained Age. Actual cost of insurance rates may change and the actual monthly cost of insurance rates will be determined by the Society based on its expectations as to future mortality experience. However, the actual cost of insurance rates will never be greater than the guaranteed maximum cost of insurance rates set forth in the Certificate. These guaranteed rates are based on the 1980 Commissioners' Standard Ordinary Non-Smoker and Smoker Mortality Table. Current cost of insurance rates are generally less than the guaranteed maximum rates. Any change in the cost of insurance rates will apply to all persons of the same age, sex, and premium class whose Certificates have been in force the same length of time.

               The cost of insurance rates generally increase as the Insured's Attained Age increases. The premium class of an Insured also will affect the cost of insurance rate. The Society currently places Insureds into a standard premium class or into premium classes involving a higher mortality risk. In an otherwise identical Certificate, Insureds in the standard premium class will have a lower cost of insurance rate than those in premium classes involving higher mortality risk. The standard premium class is also divided into two categories: tobacco and non-tobacco. The Society may offer preferred classes in addition to the standard tobacco and non-tobacco classes. Non-tobacco Insureds will generally have a lower cost of insurance rate than similarly situated Insureds who use tobacco.

               The cost of insurance rate is determined separately for the initial Specified Amount and for the amount of any increase in Specified Amount. In calculating the cost of insurance charge, the rate for the premium class on the Certificate Date will be applied to the net amount at risk for the initial Specified Amount; for each increase in Specified Amount, the rate for the premium class applicable to the increase will be used. However, if the death benefit is calculated as the Accumulated Value times the specified amount factor, the rate for the premium class for the most recent increase that required evidence of insurability will be used for the amount of death benefit in excess of the total Specified Amount.

               ADDITIONAL INSURANCE BENEFITS. The monthly deduction may include charges for any additional benefits provided by rider.

               MONTHLY CERTIFICATE EXPENSE CHARGE. The Society has primary responsibility for the administration of the Certificate and the Variable Account. Administrative expenses include premium billing and collection, recordkeeping, processing death benefit claims, partial withdrawals, surrenders and Certificate changes, and reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Certificate and the Variable Account, the Society assesses a monthly certificate expense charge against each Certificate. This charge is guaranteed not to exceed $5 per Certificate Month.

               FIRST YEAR MONTHLY ADMINISTRATIVE CHARGE. A monthly administrative charge will be deducted from Accumulated Value as part of the monthly deduction during the first twelve Certificate Months and during the twelve Certificate Months immediately following an increase in Specified Amount. The charge will compensate the Society for first year underwriting, processing and start-up expenses incurred in connection with the Certificate and the Variable Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Insured's premium class, and establishing Certificate records. The first year monthly administrative charge is guaranteed not to exceed $0.05 per $1,000 of Specified Amount, or increase in Specified Amount.

               FIRST YEAR MONTHLY EXPENSE CHARGE. A monthly expense charge guaranteed not to exceed $5 per Certificate Month will be deducted from Accumulated Value as part of the monthly deduction during the first twelve Certificate Months.

          (2)  TRANSACTION CHARGES.

               A transfer charge of $25 may be imposed for the second and each subsequent transfer during a Certificate Year to compensate the Society for the costs in effectuating the transfer. Once a Certificate is issued, the amount of this charge is guaranteed for the life of the Certificate. The transfer charge, unless paid in cash, will be deducted on a pro-rata basis from the Declared Interest and/or Subaccounts to which the transfer is made. The transfer charge will not be imposed on transfers that occur as a result of Certificate Loans, the exercise of the special transfer privilege or the allocation of Accumulated Value to the Subaccounts and the

               Declared Interest Option following acceptance of the Certificate by the Certificate Holder.

               There is no charge for changing the net premium allocation instructions.

          (3)  MORTALITY AND EXPENSE RISK CHARGE.

               The Society currently deducts a daily mortality and expense risk charge from each Subaccount of the Variable Account at an annual rate of 0.90% of the average daily net assets of the Subaccounts.

               The mortality risk assumed by the Society is that Insureds may die sooner than anticipated and that therefore the Society will pay an aggregate amount of life insurance proceeds greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Certificates will exceed the amounts realized from the administrative charges assessed against the Certificates.

          (4)  FEDERAL TAXES.

               Currently no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. The Society may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Variable Account may also be made.

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

               Neither the Society nor the principal underwriter nor any affiliated person of the foregoing may receive any profit or any other benefit from premium payments under the Certificate or the investments held in the Variable Account not included in answer to Item 13(a) or (d) through the sale or purchase of the Certificate or shares of the Investment Options, except that (1) the Society may receive a profit to the extent that the cost of insurance built into the Certificate exceeds the actual cost of insurance needed to pay benefits; (2) favorable mortality or expense experience may cause the insurance provided under the Certificate to be profitable to the Society; (3) the Society will compensate certain others, including the Society agents, for services rendered in connection with the distribution of the Certificate, as described in Item 38, but such payments will be made from the Society's General Account; and (4) the Adviser will receive an advisory fee from the Fund, as described in Item 13(a)(2).

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

               Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Before it will issue a Certificate, the Society must receive a completed application and an initial premium at its Administrative Center. A Certificate ordinarily will be issued only for Insureds who are 0 to 80 years of age at their last birthday who supply satisfactory evidence of insurability to the Society.

          Acceptance is subject to the Society's underwriting rules and the Society may, in its sole discretion, reject any application or premium for any lawful reason. The minimum Specified Amount for which a Certificate will be issued is normally $100,000, although the Society may in its discretion issue Certificates with Specified Amounts of greater or less than $100,000.

          The effective date of insurance coverage under the Certificate will be the latest of (i) the Certificate Date, (ii) if an amendment to the initial application is required pursuant to the Society's underwriting rules, the date the Insured signs the last such amendment, or (iii) the date on which the full initial premium is received by the Society at its Administrative Center.

          The Certificate Date will be the later of (i) the date of the initial application, or (ii) if additional medical or other information is required pursuant to the Society's underwriting rules, the date all such additional information is received by the Society at its Administrative Center. If the later of (i) and (ii) above is the 29th, 30th or 31st of any month, the Certificate Date will be the 28th of such month. The Certificate Date is the date used to determine Certificate Years, Certificate Months, and Certificate Anniversaries. The Certificate Date may, but will not always, coincide with the effective date of insurance coverage under the Certificate.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Before it will issue a Certificate, the Society will require the Certificate Holder to pay an initial premium that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first Certificate Month. Premiums are payable at the Society's Administrative Center. See also Items 13(a), 14, 16 and 18.

          The Certificate Holder has considerable flexibility to alter the frequency and amount of premiums paid. The schedule of planned periodic premiums is not mandatory and, subject to the limitations described below, the Certificate Holder may make unscheduled premium payments, skip periodic premium payments and change the schedule of planned periodic premiums.

          In no event may the total of all premiums paid, both planned periodic and unscheduled, exceed the current maximum premium limitations established by federal tax laws. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, the Society will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the applicable maximum premium limitations.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          The Variable Account purchases or redeems shares of the Fund based on a netting of all transactions for that day, including the amount of Net Premiums invested in the Variable Account, Certificate Loans, loan repayments, payments upon complete surrender or partial withdrawal, product charges and the payment of benefits to be effected on that day.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

               The procedures with respect to surrenders or redemption by security holders are described in response to Items 10(c), (d),
               (e) and (i).

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               The Society is required to process all surrender requests as described in Item 10(c). The Fund will redeem its shares upon the Society's request in accordance with the Investment Company Act of 1940. Redeemed shares may later be reissued.

     (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

               A Certificate, once completely surrendered, may not be resold or reinstated.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

               All dividend and capital gains distributions of the Fund will be automatically reinvested in shares of the distributing Portfolio at its net asset value on the record date.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Not applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

               Net Premiums placed in the Variable Account constitute certain reserves for benefits under the Certificate.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

               No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          The Society has primary responsibility for the administration of the Certificate and the Variable Account. The Society may administer the Certificate itself or purchase administrative services from such sources (including affiliates) as may be available. Such services will be acquired on a basis which, in the Society's sole discretion, affords the best services at the lowest cost. The Society reserves the right to select a company to provide services which the Society deems, in its sole discretion, is best able to perform such services in a satisfactory manner even though the costs for such services may be higher than would prevail elsewhere.

          The Society will mail to the Certificate Holder, at least once each year, an annual report. The annual report will show the current death benefit, the Accumulated Value in each Subaccount and in the Declared Interest Option, outstanding Certificate Debt and premiums paid, partial withdrawals made and charges assessed since the last report. The report will also include any other information required by state law or regulation. Further, the Society will send such reports as are required by the Investment Company Act of 1940 and regulations promulgated thereunder.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)  Amendments to such indenture or agreement.

               Not applicable.

     (b)  The extension or termination of such indenture or agreement.

               Not applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

               The Society acts as custodian. There are no provisions relating to the removal or resignation of the custodian or the failure of the custodian to perform its duties, obligations and functions.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

               The Variable Account has no trustee.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

               There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

               There are no provisions relating to the appointment of a successor depositor and the procedure if a successor depositor is not appointed.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

               So long as the Certificate remains in force and has a positive Net Surrender Value, a Certificate Holder may borrow money from the Society at any time using the Certificate as the sole security for the Certificate Loan. The maximum amount that may be borrowed at any time is 90% of the Surrender Value as of the end of the Valuation Period during which the request for a Certificate Loan is received at the Administrative Center. The Society's claim for repayment of Certificate Debt has priority over the claims of any assignee or other person.

               During any time that there is outstanding Certificate Debt, payments made by the Certificate Holder will be treated first as payment of outstanding Certificate Debt, unless the Certificate Holder indicates that the payment should be treated otherwise. Where no indication is made, any portion of a payment that exceeds the amount of any outstanding Certificate Debt will be treated as a premium payment.

               When a Certificate Loan is made, an amount equal to the Certificate Loan will be segregated within the Declared Interest Option as security for the Certificate Loan. If, immediately prior to the Certificate Loan, the Accumulated Value in the Declared Interest Option less Certificate Debt outstanding is less than the amount of such Certificate Loan, the difference will be transferred from the Subaccounts of the Variable Account, which have Accumulated Value in the same proportions that the Certificate's Accumulated Value in each Subaccount bears to the Certificate's total Accumulated Value in the Variable Account. Accumulated Values will be determined as of the end of the Valuation Period during which the request for the Certificate Loan is received at the Administrative Center.

               Certificate Loan proceeds will normally be mailed to the Certificate Holder within seven days after receipt of a written request. Postponement of a loan may take place under certain circumstances.

               Amounts segregated within the Declared Interest Option as security for Certificate Debt will bear interest at an effective annual rate set by the Society. This rate may be different than that used for other amounts within the Declared Interest Option.

               The interest rate charged on Certificate Loans is not fixed. The maximum annual loan interest rate will be based on the greater of the "Published Monthly Average of the Composite Yield on Seasoned Corporate Bonds" as published by Moody's Investors Service, Inc., or any successor thereto, for the calendar month ending two months before the date on which the rate is determined; or 5.5%. The Society may elect to change the interest rate at any time; Certficiate Holders will be notified. The new rate will take effect on the Certificate Anniversary coinciding with or next following the date the rate is changed.

               Interest is payable in advance at the time any Certificate Loan is made (for the remainder of the Certificate Year) and on each Certificate Anniversary thereafter (for the entire certificate
               Year) so long as there is Certificate Debt outstanding. Interest payable at the time a Certificate Loan is made will be subtracted from the loan proceeds. Thereafter, interest not paid when due will be added to the existing Certificate Debt and bear interest at the same rate charged for Certificate Loans. The amount equal to unpaid interest will be segregated within the Declared Interest Option in the same manner that amounts for Certificate Loans are segregated within the Declared Interest Option.

               Because interest is charged in advance, any interest that has not been earned will be added to the death benefit payable at the Insured's death and to the Accumulated Value upon complete surrender, and will be credited to the Accumulated Value in the Declared Interest Option upon repayment of Certificate Debt.

               Amounts transferred from the Variable Account as security for Certificate Loans will no longer participate in the investment performance of the Variable Account. All amounts held in the Declared Interest Option as security for Certificate Debt will be credited with interest on each Monthly Deduction Day at an effective annual rate equal to the greater of 4% or the current effective loan interest rate minus no more than 3%, as determined and declared by the Society. No additional interest will be credited to these amounts. The interest credited will remain in the Declared Interest Option unless and until transferred by the Certificate Holder to the Variable Account, but will not be segregated within the Declared Interest Option as security for Certificate Debt. The Society may allow a loan spread of 0% on the gain in a Certificate in effect a minimum of ten years.

               Certificate Debt equals the sum of all unpaid Certificate Loans and any due and unpaid Certificate loan interest. If Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction, the Society will notify the Certificate Holder. To avoid lapse and termination of the Certificate without value, the Certificate Holder must, during the Grace Period, make a premium payment that, when reduced by the premium expense charge, will be at least equal to three times the monthly deduction due on such Monthly Deduction Day.

               Certificate Debt may be repaid in whole or in part any time during the Insured's life and before the Maturity Date so long as the Certificate is in force. Any Certificate Debt not repaid is subtracted from the death benefit payable at the Insured's death, from Surrender Value upon complete surrender, or from the maturity benefit. Upon repayment of Certificate Debt, the Accumulated Value in the Declared Interest Option securing the repaid portion of the Certificate Debt will no longer be segregated within the Declared Interest Option as security for the Certificate Debt, but will remain in the Declared Interest Option unless and until transferred to the Variable Account by the Certificate Holder.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

               Proceeds of a Certificate Loan will normally be mailed within seven days after receipt of a written request for such loan. Payment of any Certificate Loan may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of Certificate Holders; (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account. The payment of Certificate Loans allocated to the Declared Interest Option may be delayed for up to six months. In addition, payment of loan proceeds made available as a result of Accumulated Value derived from premiums paid by check or draft may be delayed until such time as the Society is satisfied that the check or draft has cleared the bank upon which it is drawn.

               See paragraph (a) of this Item.

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

               Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

          There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

          Additional protection for the assets of the Variable Account is afforded by a blanket fidelity bond issued by St. Paul Fire & Marine in the amount of $5,000,000 covering all of the officers and employees of the Society.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

          THE CONTRACT. The Certificate is issued in consideration of the statements in the application and the payment of the initial premium. The Certificate, the application, any supplemental applications, any endorsements or additional benefit riders or agreements, and the Articles of Incorporation and By-Laws of the Society which are in force on the issue date make up the entire contract. In the absence of fraud, the statements made in an application or supplemental application will be treated as representations and not as warranties. No statement will void the Certificate or be used in defense of a claim unless contained in the application or any supplemental application.

          INCONTESTABILITY. The Certificate is incontestable, except for fraudulent statements made in the application or supplemental applications, after it has been in force during the lifetime of the Insured for two years from the issue date or date of reinstatement. Any increase in Specified Amount will be incontestable only after it has been in force during the lifetime of the Insured for two years from the effective date of the increase.

          CHANGE OF PROVISIONS. The Society reserves the right to change the Certificate, in the event of future changes in the federal tax law, to the extent required to maintain the Certificate's qualification as life insurance under federal tax law.

          Except as provided in the foregoing paragraph, no one can change any part of the Certificate except the Certificate Holder and an officer of the Society. Both must agree to any change and such change must be in writing. No agent may change the Certificate or waive any of its provisions.

          MISSTATEMENT OF AGE OR SEX. If the Insured's age or sex was misstated in the application, each benefit and any amount to be paid under the Certificate will be adjusted to reflect the correct age and sex.

          SUICIDE EXCLUSION. If the Certificate is in force and the Insured commits suicide, while sane or insane, within two years from the issue date, life insurance proceeds payable under the Certificate will be limited to all premiums paid, reduced by any outstanding Certificate Debt and any partial withdrawals, and increased by any unearned loan interest. If the Certificate is in force and the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in Specified Amount, any increase in the death benefit resulting from the requested increase in Specified Amount will not be paid. Instead, the Society will refund to the Certificate Holder an amount equal to the total cost of insurance applied to the increase.

          DIVIDENDS. Each Certificate is of the distributive type, providing for distribution of the Society's divisible surplus as determined annually by the Board of Directors. Any share of such surplus will be payable as a dividend. Unless otherwise requested, dividends will be paid in cash. The Society does not expect that any dividends will be declared on the Certificates.

          OWNERSHIP OF ASSETS. The Society shall have the exclusive and absolute ownership and control over assets, including the assets of the Variable Account.

          WRITTEN NOTICE. Any written notice should be sent to the Society at its Administrative Center. The notice should include the Certificate number and the Insured's full name. Any notice sent by the Society to a Certificate Holder will be sent to the address shown in the application unless an appropriate address change form has been filed with the Society.

          Transfers may also be postponed under these circumstances.

          Payments under the Certificate which are derived from any amount paid to the Society by check or draft may be postponed until such time as the Society is satisfied that the check or draft has cleared the bank upon which it is drawn.

          CONTINUANCE OF INSURANCE. The insurance under a Certificate will continue until the earlier of: (a) the end of the Grace Period; (b) the date the Certificate Holder surrenders the Certificate for its entire Net Surrender Value; (c) the death of the Insured; or (d) the Maturity Date.

          Any rider to a Certificate will terminate on the date specified in the rider.

          OWNERSHIP. The Inured is the Certificate Holder and person having control of the Certificate unless another owner is named. During the Insured's lifetime, all rights granted by the Certificate belong to the Certificate Holder, except as otherwise provided for in the Certificate.

          If the issue age is 15 or less, the applicant for the Certificate, or the applicant's duly appointed successor, shall have control of the Certificate but may not assign it. During the period after the Insured attains age 16 and before the Insured attains age 21, control of the Certificate will pass to the Insured: (a) upon the death of such applicant; or (b) upon receipt of a written request by such applicant in a form satisfactory to the Society. When the Insured attains age 21, control of the Certificate shall automatically pass to the Insured.

          The Certificate Holder may assign the Certificate as collateral security. The Society assumes no responsibility for the validity or effect of any collateral assignment of the Certificate. No assignment will bind the Society unless in writing and until received by the Society at its Administrative Center. The assignment is subject to any payment or action taken by the Society before it received the assignment at the Administrative Center.

          THE BENEFICIARY. The principal Beneficiaries and contingent Beneficiaries are designated by the Certificate Holder in the application. If changed, the principal Beneficiary or contingent Beneficiary is as shown in the latest change filed with the Society. One or more principal or contingent Beneficiaries may be named in the application. In such case, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless requested otherwise by the Certificate Holder.

          Unless a settlement option is chosen, the proceeds payable at the Insured's death will be paid in a lump sum to the principal Beneficiary. If the principal Beneficiary dies before the Insured, the proceeds will be paid to the contingent Beneficiary. If no Beneficiary survives the Insured, the proceeds will be paid pursuant to Section 21 of the Society's By-Laws.

          CHANGING THE BENEFICIARY. During the Insured's life, the Beneficiary may be changed. To make a change, written request must be sent to the Society at its

          Administrative Center. The request and the change must be in a form satisfactory to the Society and must actually be received and recorded by the Society. The change will take effect as of the date the request is signed by the Certificate Holder. The change will be subject to any payment made before the change is recorded by the Society. The Society may require return of the Certificate for endorsement.

                                      III.

                 ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS
                                  OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

          The Society is a fraternal benefit society incorporated in the State of Illinois on May 5, 1884.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

               Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

               Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

          The Society is principally engaged in offering life insurance and annuity certificates to its members and their beneficiaries and is admitted to do business in 47 states and the District of Columbia.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

          (i)   name and principal business address;
          (ii) nature of relationship or affiliation with depositor of the trust;
          (iii) ownership of all securities of the depositor;
          (iv)  ownership of all securities of the trust;
          (v) other companies of which each person named above is presently officer, director, or partner.

               See answer to Item 28(b) and Item 29.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

               Please refer to the Form S-6 registration statement filed with the Securities and Exchange Commission for the Variable Account for a current list of officers and directors of the Society.

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote 5% or more of the outstanding voting securities of the depositor: (a) name and principal business address; (b) nature of business;
     (c) ownership of all securities of the depositor.

          None.

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

          None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

COMPENSATION OF OFFICERS

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;
     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;
     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

               Not applicable. As of this date, meaningful allocations have not been made.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a)  the aggregate direct remuneration to directors;

     (b)  indirectly or through subsidiaries to directors.

               Not applicable. See Item 31.

COMPENSATION TO EMPLOYEES

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

               Not applicable. See Item 31.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity;
          (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

               Not applicable. See Item 31.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

          Not applicable. See Item 31.

                                       IV.

                    DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTIONS OF SECURITIES

35.  Furnish the names of the states in which sales of the trust's securities
     (A) are currently being made, (B) are presently proposed to be made, and
     (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

          No sales are currently being made. It is proposed that the Certificates will ultimately be offered in the states where the Society is licensed to do business.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

          Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1)  Name of officer, agency or body.
          (2)  Date of denial.
          (3)  Brief statement of reason given for revocation.

               Not applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

               Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

               The Certificates will be sold by individuals who, in addition to being licensed as life insurance agents for the Society, are also registered representatives of MWAFS, the principal underwriter of the Certificates, a broker-dealer having a selling agreement with MWAFS or a broker-dealer having a selling agreement with such broker-dealer. MWAFS has applied for registration with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and has pending an application to become a member of the National Association of Securities Dealers, Inc.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

               The Society has entered into an agreement with MWAFS, the principal underwriter, pursuant to which the Society will pay commissions for services in distributing the Certificates.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

               See Exhibit A(3)(c) in the Form S-6 Registration Statement filed concurrently herewith.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

               MWAFS, the principal underwriter of the Certificates, is a corporation organized on February 2, 2001 under the laws of Illinois.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

               No Certificates are currently being offered. MWAFS has pending an application to become a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

               Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment Company or any affiliated person or investment adviser of such Company:

          (1)  The nature of such fee or participation.
          (2)  The name of the person making payment.
          (3) The nature of the services rendered in consideration for such fee or participation.
          (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

               No fees have yet been paid.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

               Upon registration, MWAFS will act as principal underwriter of the Certificates. In the future, MWAFS will also underwrite or distribute variable annuity certificates.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of office.

               Not applicable. The sale of the Certificates has not yet commenced.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

               Not applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: (a) name and principal business address; (b) position with principal underwriter; (c) ownership of securities of the trust.

          Not applicable. The sale of the Certificates has not yet commenced.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

          Not applicable.

OFFERING PRICE OR ACQUISTION VALUATION OF SECURITIES OF THE TRUST
-----------------------------------------------------------------

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

          (1) The source of quotations used to determine the value of portfolio securities.

                    Fund shares are valued at the net asset value per share as supplied to the Society by the Fund or its agent.

          (2)  Whether opening, closing, bid, asked or any other price is used.

                    See Items 44(a) (1) and 16.

          (3)  Whether price is as of the day of sale or as of any other time.

                    See Item 16.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                    The assets of the Variable Account and liabilities (such as charges against the Variable Account) are valued in accordance with generally accepted accounting principles on an accrual basis. The Society makes no charge for any federal, state or local taxes that may be attributable to the Variable Account or to the Certificates. The Society reserves the right to charge the Subaccounts of the Variable Account for any future taxes or economic burden the Society may incur.

          (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

                    Not applicable.

          (6)  Whether adjustments are made for fractions:

               (i)  before adding distributor's compensation (load); and
               (ii) after adding distributor's compensation (load).

                    Not applicable because the Variable Account does not compute per-unit values and sales loads in the manner presupposed by this Item and Item 44(b).

                    Appropriate adjustments will be made for fractions in all computations.

     (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

               Not applicable. The sale of the Certificates has not yet commenced.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

               The Society does not require premium payments of a fixed amount at designated intervals for a specified time period. The Certificate Holder may, subject to the limitations set forth in
               Item 10(i), pay premiums at any frequency and in any amount. Nonetheless, Certificate Holders will need to pay sufficient premiums to maintain adequate Accumulated Value to pay monthly charges, including the cost of insurance. The cost of insurance will vary, depending upon the Insured's sex, premium class and Attained Age. In addition, there may be additional charges if additional insurance benefits are elected. Thus, for the Certificate to remain in force, a Certificate Holder will need to take the cost of insurance, as well as other factors such as investment performance, into consideration in determining the amount and frequency of premium payments.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith.

          Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST
-----------------------------------------------

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of portfolio securities.

                    See Item 44(a)(1).

          (2)  Whether opening, closing, bid, asked or any other price is used.

                    See Item 44(a)(2).

          (3)  Whether price is as of the day of sale or as of any other time.

                    The price is as of the end of the Valuation Period during which the surrender or withdrawal request is received at the Society's Administrative Center.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                    See Items 44(a) (4) and 18(c).

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

                    See Answer to Item 13(a)(5).

          (6)  Whether adjustments are made for fractions.

                    Not applicable.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

               Not applicable. The sale of the Certificates has not yet commenced.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

          Shares of a Fund are purchased at net asset value. Shares of a Fund will be issued only to the Society and other insurers for investment of the assets of separate accounts that hold assets from the sale of variable insurance products, and will not be sold directly to the general public. The Society will redeem sufficient shares of a Fund to pay certain life insurance proceeds, benefits at maturity, surrender proceeds or for other purposes contemplated by the Certificate.

                                       V.


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

                       INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

     (a)  Name and principal business address.
     (b)  Form of organization.
     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.
     (d)  Name of governmental supervising or examining authority.

               The Society acts as custodian and holds the assets of the Variable Account and maintains records of all purchases and redemptions of shares of the Investment Options held by the Variable Account. The assets are kept physically segregated and held separate and apart from the Society's General Account. See also Item 2.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

          Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

          The assets of the Variable Account are not chargeable with liabilities arising out of any other business that the Society may conduct. The assets of the Variable Account are available to cover the general liabilities of the Society only to the extent that assets in the Variable Account exceed liabilities arising under the Certificate. The income, capital gains, and capital losses of each Subaccount are credited to or charged against the assets held in that Subaccount in accordance with the terms of the Certificate.

                                       VI.

                       INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

     (a)  The name and address of the insurance company.

               The name and address of the Society are set forth in the Answer to Item 2.

     (b)  The types of policies and whether individual or group policies.

               The Certificate is a flexible premium variable life insurance policy issued on an individual basis.

     (c)  The types of risks insured and excluded.

               The Society insures against the risk of premature death, except during the applicable suicide exclusion period.

     (d)  The coverage of the policies.

               The Specified Amount is stated in each Certificate. Death proceeds will be reduced by any outstanding Certificate Debt and any due and unpaid monthly deductions, and increased by any unearned loan interest and any premiums paid after the date of death.

     (e) The Beneficiaries of such policies and the uses to which the proceeds of policies must be put.

               The recipient of the benefits of the insurance undertakings described in Item 10(i) is either the Certificate Holder or the principal Beneficiaries or contingent Beneficiaries specified in the Certificate. There are no restrictions on the use of the proceeds other than those established by the Certificate Holder.

     (f)  The terms and manners of cancellation and of reinstatement.

               See the answer to Item 10(e).

     (g) The method of determining the amount of premiums to be paid by holders of securities.

               See Items 13(a) and 13(e) for the amount of charges imposed. See Items 10(i) and 44(c) for the manner in which the premium is determined.

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

               Not applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

               No person other than the Society receives any part of the amounts deducted for assumption of mortality and expense risks.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

               None.

                                      VII .

                            CERTIFICATE OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

               See Items 10(g) and 10(h) regarding the Society's right to substitute shares of another Investment Option of a Fund or shares of another investment company.

     (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

               Not applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

          (1)  the grounds for elimination and substitution;
          (2)  the type of securities which may be substituted;
          (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a Certificate of concentration of investment in a particular industry or group of industries;
          (4) whether such substituted securities may be the securities of another investment company; and
          (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                    See Items 10(g) and 10(h).

     (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

               None.

53.  (a)  State the taxable status of the trust.

               The Society does not expect to incur any income tax upon the earnings or the realized capital gains attributable to the Variable Account. Based upon these expectations, no charge is being made currently to the Variable Account for federal, state or local taxes which may be attributable to the Variable Account or to the Certificates. If, however, the Society determines that it may incur such taxes, it may assess a charge for those taxes from the Variable Account.

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

               Not applicable. See Item 53(a).

                                      VIII.

                      FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan policies, furnish the following information with respect to each class or series of its securities.

               Not applicable.

55. If the trust is the issuer of periodic payment plan policies, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the policy calling for the smallest amount of payments. The schedule shall cover a policy of the type currently being sold assuming that such policy had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

               Not applicable.

56. If the trust is the issuer of periodic payment plan policies, furnish by years for the period covered by the financial statements filed herewith in respect of policies sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan policy currently being issued by the trust.

               Not applicable.

57. If the trust is the issuer of periodic payment plan policies, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan policy currently being issued by the trust.

               Not applicable.

58. If the trust is the issuer of periodic payment plan policies, furnish the following information for each installment payment type of periodic payment plan policy outstanding as at the latest practicable date.

               Not applicable.

59.  Financial statements:

     Financial Statements of the Trust

               The Variable Account has not yet commenced operations as of the date of this Registration Statement; therefore, no financial statements are presented.

     Financial Statements of the Depositor

               The financial statements of the Society will be contained in a pre-effective amendment to the registration statement on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933.

                                       IX.

                                    EXHIBITS

The required exhibits to the Modern Woodmen of America Variable Account registration statement on Form S-6 are incorporated by reference.

                                    SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Rock Island, State of Illinois on September 11, 2001.


                                  MODERN WOODMEN OF AMERICA VARIABLE ACCOUNT
                                  --------------------------------------------
                                  (Name of registrant)

                                  BY:  MODERN WOODMEN OF AMERICA
                                       ---------------------------------------
                                       (Name of depositor)

                                  By:  /s/
                                              Clyde C. Schoeck
                                      ----------------------------------------

                                  (Print name)   Clyde C. Schoeck
                                             ---------------------------------
                                  (Title)  President & Director
                                        --------------------------------------

                                  Modern Woodmen of America